SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         Date of Report: April 29, 2003



                                    BIORA AB

                             SE-205 12 Malmo, Sweden



                         Telephone: (011) 46-40-32-13-33



         Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     [x]  Form 20-F                      [ ]  Form 40-F


                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      [ ]  Yes                            [x]  No


                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  Not applicable.



                  This Form 6-K consists of a Press Release dated April 29, 2003 regarding Biora AB's Annual General Meeting held on April 29, 2003 in Malmo, Sweden.





                             Press release from Biora AB (publ), April 29, 2003

No 8/03
                                            FOR IMMEDIATE RELEASE



BIORA ANNUAL GENERAL MEETING HELD ON APRIL 29TH IN MALMO, SWEDEN

At the Annual General Meeting ("AGM") in Malmo, Sweden today, six of the ordinary members of the Board of Directors were re-elected. Jan Kvarnstrom, member of Biora Board since January 2002 and Lennart Jacobsson, deputy Board member declined re-election due to changed responsibilities. A new Deputy Director, Hakan Bohlin was elected. Shareholders at the Annual General meeting adopted the Board of Directors' proposal to amend the Articles of Association regarding notices of extraordinary meetings. In the future, notices will not be mailed directly to shareholders but will be made through a public announcement.

Shareholders fixed the total annual fee for Directors which will remain unchanged at SEK 800,000, to be allocated as determined by the Board of Directors. Additionally, Shareholders at the Annual General Meeting approved the Board of Directors' proposal that the accumulated loss on the Parent
Company's balance sheet will be charged to the share premium reserve.

The Swedish Shareholders Organization, who made a proposal regarding committees, was not present at the AGM, therefore no decision was taken regarding this matter.



Biora develops manufactures and sells biotechnology-based products to dentists. Its principal product, Emdogain(R)Gel, which is approved for sale in Europe, North America and Japan among others, naturally regenerates tooth-supporting structure that the tooth has lost due to periodontitis. Biora's shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.

This press release may contain certain forward- looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward looking statements and are more fully discussed in periodic reports filed with Securities and Exchange Commission.
----------------------------------------------------------
For further information, please contact:
-        Svante Lundell, CFO and Investor Relations, Biora +46-70 532 30 65
-        Donna Janson, President and CEO of Biora, tel: +46- 40-32 12 28
-        http://www.biora.com






                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          BIORA AB


        Dated: April 29, 2003             By:    /s/  Svante Lundell
                                                 -------------------------------
                                                 Svante Lundell
                                                 Chief Financial Officer